

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Ron Cameron
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, Ontario, Canada, M5W4T9

Re: **Dominion Diamond Corporation**
Form 40-F for the Fiscal Year Ended January 31, 2014
Filed April 21, 2014
File No. 001-33838

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended January 31, 2014
Exhibit 99.6 – 2014 Annual Report
Management's Discussion and Analysis, page 4
Ekati Cost of Sales and Gross Margin, page 16

1.   We note your reconciliation of cash costs to cost of sales for the Ekati mine includes significant reconciling items labelled as "other cash costs" and "adjusted for stock movements." Please separately quantify the significant components of the "other cash costs" and provide details sufficient to understand the underlying nature of the components. Please also describe the nature of the adjustment made for stock movements to provide a better understanding for its inclusion in the reconciliation.

<u>Financial Statements for the Fiscal Year Ended January 31, 2014</u>
<u>Note 18: Share Capital, page 58</u>
<u>(e) RSU and DSU plans, page 60</u>

2.   We note your policy disclosures related to your RSU and DSU plans at page 42 indicate that you account for these phantom share issuances as liabilities with changes in their fair values being expensed as they are remeasured at each reporting date.   However, we note that your disclosure at Note 18 indicates that you recognize the expense on a straight-line basis over each vesting period. Please clarify your accounting policy for share issuances under these plans and explain how your policy complies with paragraphs 30 through 32 of IFRS2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding these comments.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining